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                                                                    EXHIBIT 20.1

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DAUGHERTY RESOURCES, INC.
120 Prosperous Place, Suite 201, Lexington, KY  40509                    NEWS
                                                                         RELEASE

FOR IMMEDIATE RELEASE
September 9, 2003
Contact:   William S. Daugherty, President and CEO
Phone:     (859) 263-3948
FAX:       (859) 263-4228
E-MAIL:    ngas@ngas.com



                               DAUGHERTY RESOURCES
                    ISSUES $5,000,000 OF 7% CONVERTIBLE NOTES

     LEXINGTON, KENTUCKY - DAUGHERTY RESOURCES, INC. (Nasdaq: NGAS) today announced the completion of a $5,000,000 institutional private placement of its 7% Convertible Notes due September 5, 2008. The Notes are convertible into the Company's common stock at an initial conversion price of $4.50 per share, reflecting a 3% premium above the stock's average closing price for the thirty trading days preceding the transaction.

     "The funds from this private placement will be used on our Leatherwood Prospect in the Big Sandy Field in the Appalachian Basin," stated William S. Daugherty, President and CEO. "We intend to drill 25 wells on the prospect this year to begin development of this very attractive gas prospect. The Big Sandy Field covers 250,000 acres and has produced over 2.5 trillion cubic feet equivalent of natural gas from approximately 10,000 wells."

     The private placement of the Notes was covered by a Securities Purchase Agreement dated as of September 5, 2003. Under the Purchase Agreement, the investors also received three year Warrants to purchase up to 222,222 common shares at an exercise price of $5.11 per share. The Purchase Agreement provides for the Company to register the shares issuable upon conversion of the Notes and exercise of the Warrants for resale on behalf the investors. The Purchase Agreement also provides the investors with a right of first refusal to participate in any private placement of securities by the Company during the three years following the issuance of the Notes.

     Interest on the Notes is payable quarterly in cash or additional Notes and must be paid in kind through September 30, 2004. The Company also has the right to repay any unconverted Notes at maturity either in cash or in common shares valued for that purpose at 90% of their prevailing market price. The Notes are repayable upon any event of default in cash at the greater of 115% of their principal amount or 100% of the prevailing market price of their underlying conversion shares. Events of default include any delisting of the Company's common stock and any change of control transaction not approved by the Note holders.

     The conversion price of the Notes is subject to anti-dilution adjustments for any recapitalization transaction and for any issuance of common stock or rights to acquire common stock for consideration less than the prevailing conversion price. The exercise price of the Warrants is subject to similar adjustments. For purposes of these adjustments, dilutive issuances do not include securities issued under existing instruments, under board-approved incentive plans or in a public offering, business acquisition or


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strategic transaction. In addition, no anti-dilution adjustments will be made to the extent they would increase the total shares issuable under the Notes and Warrants above 1,947,990 common shares, representing 19.99% out the common shares currently outstanding. The same limitation applies to the payment of interest in kind and to repayment of the Notes in common shares.

     Investment banking services for the transaction were provided to the Company by The Shemano Group, Inc., headquartered in San Francisco, California, which received a 7% fee and a five year warrant to purchase up to 40,000 shares of the Company's common stock at $5.11 per share.

     Daugherty Resources is a natural resources company focused on natural gas development drilling and reserve growth. Based in Lexington, Kentucky, the Company specializes on developing geological prospects concentrated in the Appalachian Basin. Additional information about the Company is available at its website, www.ngas.com.



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This Release includes forward looking statements within the meaning of Section
21E of the Securities Exchange Act relating to matters such as anticipated operating and financial performance, business prospects, developments and results of the company. Actual performance, prospects, developments and results may differ materially from anticipated results due to economic conditions and other risks, uncertainties and circumstances partly or totally outside the control of the company, including risks of production variances from expectations, volatility of product prices, the level of capital expenditures required to fund drilling operations and the ability of the company to implement its business strategy. These and other risks are described in the company's periodic reports filed with the United States Securities and Exchange Commission.